EXHIBIT A

April 2, 2008

Dear Sir/Madam,

Re: Repurchase of Employee Stock Options

Following the consummation of the sale of the Company’s business to Hewlett-Packard Company (the “Transaction”), we would like to present you with an unconditional offer to repurchase any outstanding company stock options held by you.

In connection with our offer, you were previously provided with a letter a form of which is attached hereto as Exhibit 1 and incorporated herein, setting forth, among other things, the amount (the “Consideration”) you will be entitled to, subject to the conditions set forth therein, in consideration for the company stock options you hold.1

We hereby offer to you to repurchase all company stock options held by you as more fully set forth on Exhibit 1. In connection with our offer, you are cordially requested to inform us of your choice between the following alternatives:

THE FIRST ALTERNATIVE:

Elect not to sell your options to the company and relinquish the right to receive the Consideration set forth in this offer.

In this case, all the terms and conditions of the applicable option plan under which your options were granted to you will continue to apply.

THE SECOND ALTERNATIVE:

Accept the offer based on the following payment terms:

(1)	75% of the Consideration will be paid within seven days following the fulfillment of applicable regulatory requirements; and

(2)	Up to 25% of the Consideration will be paid within fourteen days following release of the monies deposited in escrow in connection with the Transaction. The exact amount, if any, will be determined based on the net cash generated by us from our remaining assets and liabilities based on the criteria set forth by our Board (such amount will bear interest equal to the interest rate applicable to the monies deposited in the escrow account in connection with the Transaction commencing March 1, 2008).

In this case, your options will be immediately terminated upon the receipt of payment amounting to 75% of the Consideration.

[1]	The specific consideration that will be paid to each option holder that will elect to have their options purchased varies depending upon the number of options held by such holder and the exercise price of such options. Assuming all option holders elect to have their options purchased, the aggregate consideration payable to all option holders will be up to $3.9 million.

THE THIRD ALTERNATIVE:

Accept the offer and receive 90% of the Consideration within seven days following the fulfillment of applicable regulatory requirements.

In this case, your options will be immediately terminated upon the receipt of payment amounting to 90% of the Consideration and you will not be entitled to any additional consideration in the future, regardless of the net cash generated by us from our remaining assets and liabilities.

You are requested to notify us of your choice between the three alternatives set forth above via fax number +972-3-691-8226 (Attention: Yossy Zylberberg) or via e-mail to yossyz@oranaco.com by no later than April 15, 2008.

If you do not make the required notification by April 15, 2008 you will be deemed to have elected the First Alternative, i.e. to continue to hold your existing options until their termination pursuant to their terms, WITHOUT receipt of the Consideration.

Please contact Yossy Zylberberg, our Interim CEO & CFO, in the event you have any questions with respect to the arrangement set forth in this letter. The Board and management of the company thank you for your contribution to the company, its business and the consummation of the Transaction and wish you the best of luck in your future endeavors.

NUR MACROPRINTERS LTD. By: /s/ Yossy Zylberberg —————————————— Yossy Zylberberg Interim CEO & CFO

I herby notify you of my election as follows (please place an X in the appropriate box) and agree to the terms and conditions set forth in this letter and in the letter previously sent to me, a form of which is attached hereto as Exhibit 1:

☐	First Alternative

☐	Second Alternative

☐	Third Alternative

_________________________
Name:

Exhibit 1

[Date]

[Method of Delivery]

[Name of Employee]

Dear [Employee],

Re: Compensation in connection with the Sale of NUR’s Business to Hewlett-Packard

We hereby inform you that in connection with the Asset Purchase Agreement between NUR Macroprinters Ltd. (the “Company”) and Hewlett-Packard Company (“HP”), dated December 9, 2007 (the “Agreement”), providing for the sale of the Company’s business to HP (the “Transaction”), the Company’s Board of Directors has approved, on December 3, 2007 (the “Board Resolution”), the following:

1.	Immediately following the closing of the Transaction, all outstanding options to purchase Company shares you hold that were granted to you by the Company (the “Options”) will become fully vested.

2.	The Company hereby offers to you to sell your options to the Company, following the closing of the Transaction, for an aggregate consideration, subject to the payment terms as set forth in Section 3 herein, of US$[Amount of Consideration][1] (the “Options Consideration”).

3.	The Options Consideration will be paid in two installments as follows:

a.	75% (the “First Installment”) within fourteen days of the closing of the transaction contemplated by the Agreement; and

b.	Up to 25% (the “Second Installment”) within fourteen days following release of the monies deposited in escrow pursuant to the Agreement. The exact amount, if any, will be determined based on the net cash generated by the Company from its remaining assets and liabilities based on the criteria set forth in the Board Resolution.

Please note that due to regulatory requirements and restrictions, the payment of the Options Consideration may be delayed until such time as the Company will obtain all required approvals or will be exempt from obtaining such approvals. In the event of such delay, the Options Consideration will be paid within seven days of the date in which any restrictions have been removed or resolved.

[1]	The specific consideration that will be paid to each option holder that will elect to have their options purchased varies depending upon the number of options held by such holder and the exercise price of such options. Assuming all option holders elect to have their options purchased, the aggregate consideration payable to all option holders will be up to $3.9 million.

4.	You hereby acknowledge and agree that the payment of the First Installment of the Options Consideration will be deemed as full and final consideration for the Options and that, subject to the receipt of the First Installment, such Options shall immediately be cancelled and you will in no event have any right or claim or demand to or from the Company, its affiliates, officers or directors in connection with the Options.

5.	You further acknowledge and agree that you will only be entitled to receive the Second Installment, or any portion thereof, subject to the net cash generated by the Company from its remaining assets and liabilities based on the criteria set forth in the Board Resolution and that it is possible that you will not be entitled to any portion of such Second Installment.

6.	The Second Installment will bear an interest rate equal to the interest rate applicable to the monies deposited in the escrow account pursuant to the Agreement.

7.	In the event the actions set forth above may not be reasonably consummated by the Company, for any cause, the Company will use its best efforts to implement a solution that will provide employees with a similar economic value.

Please note that the aforementioned compensation scheme is subject to the closing of the Transaction.

Please further note that all payments contemplated by the Board Resolution are stated herein in gross amounts, the Company will withhold any amounts it deems necessary from such payments prior to the transfer of the funds to you and you will be solely responsible for any additional taxes or payments required to be paid by you in connection with funds received pursuant to the Board Resolution.

Please contact Yossy Zylberberg or Itzik Arbesfeld in the event you have any questions with respect to the arrangement set forth in this letter. In the event you agree to the terms of this letter, and to the proposed sale of the Options to the Company, please sign the acknowledgement at the bottom of this page and return to the attention of David Reis, President and CEO of the Company, by no later than [Date of Return].

NUR MACROPRINTERS LTD. By: /s/ David Reis —————————————— David Reis President and CEO

AGREED AND ACCEPTED:

_________________________
[Name of Employee]

NUR Macroprinters Ltd., 12 Abba Hillel Silver Street, P.O. Box 1281, Lod 71111, Israel
Telephone +972-8-914-5555; Facsimile: +972-8-921-8918; E-mail: info@nur.com; Web Site: http://www.nur.com